Mail Stop 3561

March 28, 2007

<u>Via Fax and U.S. Mail</u>

Mr. Donat R. Leclair, Jr.
  Executive Vice President and Chief Financial Officer
FORD MOTOR COMPANY
One American Road
Dearborn, Michigan 48126

      Re: **Ford Motor Company**
              Form 10-K for the year ended December 31, 2006
              Filed February 28, 2007
              File No. 1-03950

Dear Mr. Leclair:

      We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 10-K (For the year ended December 31, 2006)

Financial Statements

Note 11. Impairment of Long-Lived Assets, page FS-21

1.   Please consider providing in tabular format a detailed summary describing the significant components of the various long-lived assets that were impaired both within the Ford North America segment and Premier Automotive Group segment. Refer also to the last paragraph of Note 12. Please disclose the amount of intangible assets impaired that have been included in the amounts shown in Note 11.

Note 12. Goodwill and Other Intangibles, page FS-21

2.   Supplementally provide us with a schedule summarizing the goodwill within your PAG reporting unit by brand (i.e., Volvo, Jaguar, Land Rover and Aston Martin). Please provide this supplemental information in the same format as that found in the first table in Note 12 to your financial statements.

3.   We note you tested goodwill for impairment at your Ford North America and PAG reporting units as a result of the $1.6 billion pre-tax charge for impairment of long-lived assets recorded in the third quarter of 2006. We also note that your test of recoverability of long-lived assets utilizes undiscounted cash flows and your goodwill impairment test uses the present value of free cash flows method. In light of the fact that calculations of discounted cash flows generally yield lower results than those of undiscounted cash flows, it is unclear to us how you could have recorded an impairment of the long-lived assets of your Ford North America and PAG reporting units while, at the same time, testing the goodwill for those same reporting units and concluding that no goodwill impairment was necessary. Please explain supplementally. In your response, provide us with an overview of your calculations regarding your 2006 impairment testing for both the long-lived assets and the goodwill for your Ford North America and PAG reporting units. Also, provide us with a summary of your major underlying assumptions and an analysis of how the present value of free cash flows method differs from the use of projected undiscounted future cash flows. Finally, in your response, please provide us with additional information regarding your conclusion that PAG's goodwill is not impaired. In this regard, we note that PAG's pre-tax results of operations, wholesale unit volumes, and U.S. and European market shares have all declined over the past three years.

4.   In a press release, dated March 12, 2007, you announced an agreement to sell your Aston Martin car business in a transaction valued at $925 million. In this regard, tell us the expected amount of gain or loss on this transaction. Also, tell us the estimated fair value of the Aston Martin business as determined in your most recent goodwill impairment test using the present value of free cash flow method. Finally, please provide us with the estimated fair values of your Volvo, Jaguar and Land Rover businesses as determined in your most recent goodwill impairment test.

Note 15. Debt and Commitments, page FS-25

5.   Reference is made to the Financial Services Sector long-term debt. Please tell us why the $17,450 million and $17,330 million amounts described in the table as "notes payable within one year" have not been classified as short-term debt, as we note that such aggregate debt amount of $34,780 million is shown as maturing in the year 2007 in the table of long-term debt maturities at December 31, 2006.

Note 17. Employee Separation Actions and Exit and Disposal Activities, page FS-31

6.   Refer to the discussion of the Jobs Bank Benefits Reserve. Please provide a tabular summary of the Jobs Bank Benefit Reserve amount. Also, provide a tabular summary of the number of "affected employees" by pending or potential separation status (i.e., those who have accepted voluntary separation packages, those relocated to other facilities, involuntary separations, etc.)   Similar tables should be provided related to your disclosures under the heading of "Other Actions."

Schedule II – Valuation and Qualifying Accounts, page FSS-1

7.   Refer to the 2006 charges for the line item "Allowance for Deferred Tax Assets" and footnote (e) to the table. Please tell us how you determined the amounts to charge each to Accumulated other comprehensive income/(loss) and the income statement.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief